

Mail Stop 3561

December 19, 2016

Colin Chitnim Sung
Chief Financial Officer
eHi Car Services Limited
Unit 12/F, Building No.5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
The People's Republic of China

     Re: eHi Car Services Limited
             Form 20-F for the Year Ended December 31, 2015
             Filed April 26, 2016
             File No. 001-36731

Dear Mr. Sung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Operating and Financial Review and Prospects

Results of Operations

Year ended December 31, 2015 compared to year ended December 31, 2014, page 54

1. We note your disclosure that your gross profit margin for 2015 was 21.6% as compared to 15.6% for 2014. We also note that your discussion of cost of revenues only discusses the reasons for the increase in these costs between 2015 and 2014. Please revise to disclose the reasons for the increase in this gross margin percentage.

Liquidity and Capital Resources, page 57

2. We note from your disclosure in Note 8 to the financial statements that in December 2015, you issued the 2018 Senior Notes which include restrictive covenants. We also note from your disclosure on page 8 that the financial covenants include limitations on your ability to incur additional indebtedness or liens, which limit your ability to raise additional funds. Please revise your discussion in MD&A to discuss the nature and terms of this additional debt and restrictive covenants, and indicate your compliance with these covenants as of year-end.

3. We note your disclosure that as of December 31, 2015 you had RMB2.8 billion in cash, cash equivalents, and restricted cash. Please revise to disclose the amount of this cash that is held in US dollars versus RMB (or other currencies), and to explain how cash is transferred to PRC subsidiaries and back to offshore companies. You should also consider disclosing any restrictions that impact the ability to transfer cash within your corporate structure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure